SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                --------------

                                  SCHEDULE 13D
                               (Amendment No. __)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             Moscow CableCom Corp.
                          --------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   033 501 107
                             ----------------------
                                 (CUSIP Number)

                                Olivier Chaponnier
                       Columbus Nova Investments VIII Ltd.
                                 P.O. Box N-7755
                                 Nassau, Bahamas
                                 (242) 326-5528
                       -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 26, 2004
                           -----------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 033 501 107            13D          Page   2    of  15  Pages
          -----------                               ----     -----
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Columbus Nova Investments VIII Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

       NUMBER OF           None
         SHARES        --------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER
        OWNED BY
          EACH             4,744,268
       REPORTING       --------------------------------------------------------
         PERSON        9   SOLE DISPOSITIVE POWER
          WITH
                           None
                       --------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,744,268
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.92%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 033 501 107            13D          Page   3    of  15  Pages
          ------------                              ----     -----
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

        Victor Vekselberg
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

       NUMBER OF           None
         SHARES        --------------------------------------------------------
      BENEFICIALLY     8   SHARED VOTING POWER
        OWNED BY
          EACH             4,744,268
       REPORTING       --------------------------------------------------------
         PERSON        9   SOLE DISPOSITIVE POWER
          WITH
                           None
                       --------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           None
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,744,268
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.92%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to shares of common stock, par value $0.01 per share (the "Shares"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"). The principal executive offices of the Company are located at 405 Park Avenue, Suite 1202, New York, NY 10022.

Item 2.   Identity and Background.
          -----------------------

          (a)-(c) and (f). This statement is being filed jointly by Columbus Nova Investments VIII Ltd., a Bahamas corporation ("CNI"), and Mr. Victor Vekselberg, who is a Russian citizen ("Mr. Vekselberg" and together with CNI, the "Reporting Persons"). Mr. Vekselberg and entities related to him beneficially own CNI. The principal business address of CNI is P.O. Box N-7755, Nassau, Bahamas. The residential address of Mr. Vekselberg is 19 Bakhrushina Street, Bld. 2, Apt. 15, 113054 Moscow, Russia.

          CNI is a company that has been formed for the principal purpose of investing in the Company.

          The present principal occupation of Mr. Vekselberg is as an investor and businessman.

          Certain information pertaining to each executive officer and director of CNI is set forth in Annex A hereto and incorporated herein by reference.
                       -------

          (d). During the last five years, neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e). During the last five years, neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          In order to facilitate the consummation of the transactions contemplated in the Subscription Agreement (as defined and described in Item 4 below), CNI has entered into voting agreements on August 26, 2004 (the "Voting Agreements") with Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR"), Oliver R. Grace, Jr., Francis E. Baker, Andrew O'Shea, James J. Pinto and Thomas McPartland (collectively, the "Stockholders" and each, a "Stockholder"). CNI did not pay the Stockholders any consideration in connection with the execution and delivery of the Voting Agreements.

Item 4.   Purpose of Transaction.
          ----------------------

                               Page 4 of 15 Pages

          On August 26, 2004, CNI entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Subscription Agreement") with the Company, pursuant to which CNI will purchase shares of a new class of Series B Convertible Preferred Stock, par value $.01 per share of the Company (the "Preferred Stock"), which are convertible into Shares at the option of the holder. The Subscription Agreement is subject, among other things, to stockholder approval, and, accordingly, does not currently confer beneficial ownership of any Shares.

          In connection with the Subscription Agreement, CNI and the Stockholders entered into the Voting Agreements, pursuant to which each Stockholder agreed to vote Shares owned by such Stockholder (the "Covered Shares") in favor of any matter that could reasonably be expected to facilitate the transactions contemplated in the Subscription Agreement (including the amendment of the Company's certificate of incorporation and the Company's 2003 Stock Option Plan and the issuance of the Preferred Stock), against approval of any proposal made in opposition to, or in competition with, the consummation of such transactions and against any other action that is intended, or could be reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect such transactions. Each of the Stockholders granted CNI an irrevocable proxy to vote the Covered Shares as described in the preceding sentence. Each of the Stockholders also agreed to refrain from transferring any Covered Shares without the prior consent of CNI other than to specified related persons that agree to be bound by the respective Voting Agreement. The Voting Agreements will each terminate upon the earliest to occur of (i) the valid termination of the Subscription Agreement pursuant to its terms, (ii) the consummation of the transactions contemplated in the Subscription Agreement,
(iii) February 28, 2005, or (iv) the written agreement of the parties thereto to that effect.

          If the transactions contemplated in the Subscription Agreement are consummated as planned:

(a) CNI will purchase from the Company 4,500,000 shares of Preferred Stock, which will have voting and other rights identical to those of the Shares, with the exception of having a liquidation preference over the Shares for a period of four years and will be convertible into Shares at the option of the holder thereof;

(b) the Company will issue to CNI warrants to purchase an additional 8,283,000 shares of Preferred Stock pursuant to a Warrant Agreement to be entered into by the Company and CNI concurrently with the closing of the transactions contemplated in the Subscription Agreement;

(c) the Company's certificate of incorporation will be amended to increase the amount of authorized Common Stock and to provide for the designation of the Preferred Stock;

(d) the By-laws of the Company will be amended and restated to change, among other things, the maximum number of members of the Board;

                               Page 5 of 15 Pages

(e) the Company will grant options to purchase an aggregate of 1,161,050 Shares under its 2003 Stock Option Plan to new executive officers and consultants; and

(f) (i) the board of directors of the Company (the "Board") will be expanded from the present nine members to eleven members, (ii) certain members of the Board will resign and six new members designated by CNI will be appointed or elected to the Board (with one such member being an independent director, as this term is defined under the listing standards of the National Association of Securities Dealers, Inc. and the Sarbanes Oxley Act of 2002), and (iii) one new member designated by COMCOR will be appointed or elected to the Board.

          In connection with the Subscription Agreement, CNI also entered into a Shareholders Agreement (as defined and described in Item 6 below) with COMCOR, a principal stockholder of the Company. Pursuant to the Shareholders Agreement, if the transactions contemplated by the Subscription Agreement are consummated, CNI and COMCOR agreed to vote their Shares and Preferred Stock in the manner described in Item 6 below.

          The preceding summary of certain provisions of the Subscription Agreement, form of Warrant Agreement, and Voting Agreements is not intended to be complete and is qualified by its entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 2 through 4 to this Schedule, and which are incorporated by reference herein.

          Other than as described above, none of the Reporting Persons has, as of the date of this Schedule, any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) and (b). As of the date hereof, none of the Reporting Persons owns any Shares. The Reporting Persons may, however, be deemed to have shared voting power with respect to the 4,744,268 Shares that are covered by the Voting Agreements described in Item 4 above. This amount constitutes approximately 53.92% of the outstanding Shares, based upon a total of 8,797,100 Shares outstanding. The number of Shares outstanding is based on the number of Shares outstanding as of September 20, 2004, as disclosed by the Company to the Reporting Persons.

          To the best knowledge of CNI, none of the executive officers or directors of CNI beneficially owns any Shares.

          (c) Neither of the Reporting Persons nor, to the best of CNI's knowledge, any of the executive officers or directors of CNI have engaged in any transaction in Shares during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

                               Page 6 of 15 Pages

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Voting Agreements

          Reference is made to the description of the Voting Agreements contained in Item 4 above.

          Shareholders Agreement

          In connection with the Subscription Agreement, on August 26, 2004, CNI and COMCOR entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement contemplates the following:

          CNI and COMCOR agreed to vote, at any time after the consummation of the transactions contemplated in the Subscription Agreement, all of the Shares and Preferred Stock of the Company (collectively, the "Voting Stock") they beneficially own at such time:

          (a) to initially elect to the Board the new members designated by CNI as contemplated in the Subscription Agreement;

          (b) to cause and maintain the number of directors of the Board to be fixed at eleven;

          (c) to cause and maintain the election to the Board of a total of three individuals designated by COMCOR, which number shall be reduced to two individuals and further to one individual in the event that COMCOR beneficially owns less than 20% and less than 15% (but at least 10%) of the outstanding Voting Stock, respectively; and

          (d) to cause and the election to the Board of a total of six individuals designated by CNI, which number shall be: (i) increased to seven individuals in the event that COMCOR shall beneficially own less than 20% of the outstanding Voting Stock and (ii) decreased to five, four, two and one individuals, in the event that CNI beneficially owns less than 30%, 20%, 15% and 10% of the outstanding Voting Stock, respectively.

          In connection with the foregoing, CNI agreed that, for so long as COMCOR owns at least 15% of the Voting Stock, it will use its best efforts to ensure that the combination of the directors designated by COMCOR and those designated by CNI comprise a majority of the directors on the Board. CNI and COMCOR also agreed that, for so long as each of them is entitled to designate at least one director (in accordance with the provisions described above), each committee of the Board shall consist of at least one director designated by CNI and one director designated by COMCOR (to the extent permitted by applicable law).

                               Page 7 of 15 Pages

          CNI and COMCOR agreed that, after the consummation of the transactions contemplated in the Subscription Agreement, they will take all actions reasonably necessary to cause the Company (i) to acquire from COMCOR, in exchange for Shares, all of the shares of Institute for Automated Systems that are beneficially owned by COMCOR, based on a valuation prepared by an independent expert agreed upon by COMCOR and the Company; (ii) to grant each of CNI and COMCOR a right of first refusal with respect to issuances of securities on a pro rata basis to their then percentage of shareholding in the Company; and
(iii) to enter into new employment contracts with certain individuals and grant options to purchase up to 5% of the Shares to certain executives and employees selected by CNI and COMCOR.

          CNI and COMCOR also agreed that, for so long as they each own at least 15% of the Voting Stock, they shall seek to agree on the following matters:

          (a) amendment of the organizational documents of the Company or its principal operating subsidiary ("CCTV");

          (b)       reorganization or liquidation of the Company or CCTV;

          (c) increasing or decreasing the authorized capital of the Company or CCTV;

          (d) entry into material transactions by the Company or CCTV in which either COMCOR or CNI is a party;

          (e) appointment of a new chief executive officer of the Company or a new general director of CCTV;

          (f)       establishing the strategy for the Company and CCTV;

          (g) any material deviation from the Company or CCTV's business plan;

          (h)       appointment of auditor for the Company and CCTV; and

          (i) approval of the annual financial statements for the Company and CCTV.

          In connection with the foregoing, the Shareholders Agreement provides that, in the event that CNI and COMCOR are unable to agree on how to vote with respect to any of the matters set forth above, such matter may be referred by either party to a special committee of the Board, the decision of which shall be binding on the parties.

          Pursuant to the Shareholders Agreement, each of CNI and COMCOR agreed, subject to limited exceptions, to refrain from transferring any Voting Stock they beneficially own without the prior consent of the other party. Further, each of CNI and COMCOR has the right (for so long as such party holds at least 10% of the Voting Stock) to participate in (on a pro rata basis) in sales of Voting Stock initiated by the other party. In addition, each party has a right of first offer with respect to any shares of Voting Stock the other party proposes to sell.

                               Page 8 of 15 Pages

          The Shareholders Agreement will terminate upon the earlier to occur of
(a) CNI and COMCOR mutually agreeing to terminate the Shareholders Agreement,
(b) such time as either party's percentage beneficial ownership of the outstanding Voting Stock falls below 5% and (c) the voluntary or involuntary bankruptcy, dissolution, liquidation or winding-up of any of CNI, COMCOR or the Company.

          Co-Sale Agreement

          In connection with the Subscription Agreement, CNI entered into an agreement dated August 26, 2004 (the "Co-Sale Agreement"), with certain prospective executive officers and consultants of the Company (each, the "Holder") who, pursuant to the Subscription Agreement (as described in Item 4 above), will be awarded by the Company options to purchase an aggregate of 1,161,050 Shares under the its 2003 Stock Option Plan. Pursuant to the Co-Sale Agreement, which is subject to the closing of the transactions contemplated in the Subscription Agreement, for so long as CNI holds at least 20% of the outstanding Voting Stock, if CNI proposes a sale of all of the shares of Voting Stock held by it, CNI may require any Holder to sell all the Shares held by such Holder for the same consideration and otherwise on the same terms and conditions as the sale by CNI.

          Termination of Pre-Existing Shareholders Agreement

          In connection with the Subscription Agreement, CNI procured the termination of the voting agreement dated February 23, 2004, by and among the Company, COMCOR, Oliver R. Grace and Francis E. Baker, subject to the closing of the transactions contemplated in the Subscription Agreement.

          Registration Rights

          The Subscription Agreement contemplates that the Company and CNI will enter into a Registration Rights Agreement pursuant to which CNI may require that the Company register under the Securities Act of 1933 future resales of Shares held by CNI.

          Letter Agreements with Mr. Oliver R. Grace, Jr. and Mr. James J. Pinto

          In connection with the Subscription Agreement, CNI entered into letter agreements (the "Letter Agreements") with each of Oliver R. Grace, Jr., (who currently serves as the Company's Chairman, President and Chief Executive Officer) and James J. Pinto (who currently serves as a member of the Board), pursuant to which CNI: (i) confirmed the acceptability of the compensation (equal to $100,000) to be paid by the Company to Mr. Grace for 2004 and agreed that Mr. Grace will act as one of the trustees for the Company's pension plan and engage in related activities, for which activities he will be paid an annual compensation of $50,000, and (ii) agreed to support the nomination of Messrs. Grace and Pinto (or, if either or both cannot serve on the Board, the nomination of Francis E. Baker, Thomas McPartland, Louis A. Lubrano, or Peter E. Bennett) as candidates for election to the Board with the intention that Messrs. Grace and Pinto will serve as members of the Board for a period commencing on the


                               Page 9 of 15 Pages
closing of the transactions contemplated in the Subscription Agreement and ending 36 months thereafter.

          The preceding summary of certain provisions of the Shareholders Agreement, the Co-Sale Agreement, form of Registration Rights Agreement and Letter Agreements is not intended to be complete and is qualified by its entirety by reference to the full text of such agreements, copies of which are attached as Exhibits 5 through 8 to this Schedule, and which are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 Joint Filing Agreement dated as of the date hereof between Columbus Nova Investments VIII Ltd. and Victor Vekselberg.

          Exhibit 2 Subscription Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 3 Form of Warrant Agreement between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 4.1 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.

          Exhibit 4.2 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Oliver R. Grace, Jr.

          Exhibit 4.3 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Francis E. Baker.

          Exhibit 4.4 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Andrew O'Shea.

          Exhibit 4.5 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and James J. Pinto.

          Exhibit 4.6 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Thomas McPartland.

                               Page 10 of 15 Pages

          Exhibit 5 Shareholders Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.

          Exhibit 6 Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.

          Exhibit 7 Form of Registration Rights Agreement between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 8.1 Letter Agreement between Columbus Nova Investments VIII Ltd. and Oliver R. Grace, Jr.

          Exhibit 8.2 Letter Agreement between Columbus Nova Investments VIII Ltd. and James J. Pinto.

          Exhibit 9     Power of Attorney dated as of the date hereof.

                               Page 11 of 15 Pages

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.


Dated: September 23, 2004


                                            COLUMBUS NOVA INVESTMENTS VIII LTD.


                                              By: /s/ Andrew Intrater
                                                 --------------------------
                                                 Name:  Andrew Intrater
                                                 Title: Managing Partner




                                            VICTOR VEKSELBERG


                                              By: /s/ Victor Vekselberg
                                                 --------------------------
                                                 Name:  Victor Vekselberg


                               Page 12 of 15 Pages

                                     Annex A

           Information Concerning the Directors and Executive Officers
           -----------------------------------------------------------
                     of Columbus Nova Investments VIII Ltd.
                     --------------------------------------

          Set forth below are the name, the present principal occupation or employment and citizenship of each director and executive officer of Columbus Nova Investments VIII Ltd. The current business address for each of the persons named below is P.O. Box N-7755, Nassau, Bahamas.


-----------------------   -----------------------   ---------------------------
Name and Current          Present Principal         Citizenship
Business Address          Occupation or
                          Employment
-----------------------   -----------------------   ---------------------------
Marco Montanari           Businessman                Swiss
-----------------------   -----------------------   ---------------------------
Shakira Burrows           Secretary                  Bahamian
-----------------------   -----------------------   ---------------------------
Olivier Chaponnier        Businessman                Swiss
-----------------------   -----------------------   ---------------------------

                               Page 13 of 15 Pages

                                  EXHIBIT INDEX


          Exhibit 1 Joint Filing Agreement dated as of the date hereof between Columbus Nova Investments VIII Ltd. and Victor Vekselberg.

          Exhibit 2 Subscription Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 3 Form of Warrant Agreement between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 4.1 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.

          Exhibit 4.2 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Oliver R. Grace, Jr.

          Exhibit 4.3 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Francis E. Baker.

          Exhibit 4.4 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Andrew O'Shea.

          Exhibit 4.5 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and James J. Pinto.

          Exhibit 4.6 Voting Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Thomas McPartland.

          Exhibit 5 Shareholders Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya.

          Exhibit 6 Agreement dated August 26, 2004, between Columbus Nova Investments VIII Ltd. and each of Warren Mobley, Donald Miller-Jones, Charles Roberts and Dr. Ali Mohamed Ahmed.

                               Page 14 of 15 Pages

          Exhibit 7 Form of Registration Rights Agreement between Columbus Nova Investments VIII Ltd. and Moscow CableCom Corp.

          Exhibit 8.1 Letter Agreement between Columbus Nova Investments VIII Ltd. and Oliver R. Grace, Jr.

          Exhibit 8.2 Letter Agreement between Columbus Nova Investments VIII Ltd. and James J. Pinto.

          Exhibit 9     Power of Attorney dated as of the date hereof.

                               Page 15 of 15 Pages